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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

		Years Ended October 31,
(Dollars in Thousands)	Three Months Ended January 31, 2004
		2003	2002	2001	2000	1999
Net Income (Loss)	57,711	257,380	137,696	63,686	33,163	30,075
Add:
Federal and State Income Taxes	34,984	154,138	88,034	42,668	18,655	19,206
Interest Expensed Res & Comm	16,943	63,658	60,371	51,446	34,956	31,570
Interest Expensed Mortgage & Financing Subsidiaries	390	2,487	2,337	3,180	2,491	3,240
Amortization of Bond Prepaid Expenses	463	2,978	2,119	976	670	1,885
Amoritization of Bond Discount	138	514	441	367	30	—

Total Earnings	110,629	481,155	290,998	162,323	89,965	85,976

Fixed Charges:
Interest Incurred Res & Comm	21,587	66,332	57,406	47,272	38,878	24,594
Interest Incurred Mortgage & Financing Subsidiaries	390	2,487	2,337	3,180	2,491	3,240
Amortization of Bond Prepaid Expenses	463	2,978	2,119	976	670	1,885
Amortization of Bond Discount	138	514	441	367	30	—

Total Fixed Charges	22,578	72,311	62,303	51,795	42,069	29,719

Ratio	4.9	6.7	4.7	3.1	2.1	2.9

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  Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges